Bone Biologics Corporation

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

August 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin

Re:	Bone Biologics Corporation Registration Statement on Form S-3 File No. 333-281494

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Bone Biologics Corporation, a Delaware corporation, hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-281494), filed with the U.S. Securities and Exchange Commission on August 12, 2024, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on August 26, 2024 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Bone Biologics Corporation

By:	/s/ Jeffrey Frelick
Jeffrey Frelick President and Chief Executive Officer